UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2012

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        Golar LNG Partners LP
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated February 9, 2012.

Exhibit 99.1

Golar LNG Partners LP Fourth Quarter 2011 Cash Distribution

Golar LNG Partners LP (NASDAQ: GMLP) announced today that its board of directors has declared a quarterly cash distribution with respect to the quarter ended December 31, 2011 of $0.43 per  unit. This represents an increase of $0.03 per unit or 7.5 percent from the previous quarter. It also represents an 11.7 percent increase from the minimum quarterly distribution set at the time of the Partnership's initial public offering in April 2011.

The distribution increase is in line previous announcements, which indicated a recommendation to the Board to increase the quarterly distribution to $0.43 per common unit for the quarter ended December 31, 2011 following the acquisition of Golar Freeze.

This cash distribution will be paid on February 15, 2012 to all unitholders of record as of the close of business on February 9, 2012.

Forward looking statements.

This press release includes statements that may constitute forward-looking statements. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond management's control. Factors that can affect future results are discussed in the registration statement filed by Golar LNG Partners LP with the U.S. Securities and Exchange Commission (SEC), which is available via the SEC's web site at www.sec.gov.  Golar LNG Partners LP undertakes no obligation to update or revise any forward-looking statement to reflect new information or events.

Golar LNG Partners LP

Hamilton, Bermuda

February 6, 2012

Investor relations enquiries:

Golar Management Limited - + 44 207 063 7900

Brian Tienzo

Graham Robjohns

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: February 9, 2012	By:	/s/ Graham Robjohns Graham Robjohns Principal Financial Officer